EXHIBIT 99.4

Carlos Guzmán
NCL
General del Canto 235
Providencia, Santiago, Chile
 Telephone: (562) 651-0800
Fax: (562) 651-0890
cguzman@ncl.cl

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Re: Exeter Resource Corporation (the “Company”) - Consent of Qualified Person

I, Carlos Guzmán, Registered Member of the Chilean Mining Commission, consent to the public filing of the Technical Report titled “Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile” and dated January 16th, 2011 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the January 16th, 2011 new release titled “Exeter Completes Positive Prefeasibility Study for its Caspiche Project” of Exeter Resource Corporation.

I certify that I have read the January 17th, 2011 new release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this on January 16th, 2012.

Signed

/s/ Carlos Guzmán
 _____________________________

Carlos Guzmán
Mining Engineer, MausIMM (229036)
Registered Member of the Chilean Mining commission
Principal / Project Director, NCL Ltda.